Brent B. Siler (703) 456-8058 bsiler@cooley.com	VIA EDGAR

February 21, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attn:                    Ms. Barbara C. Jacobs

Mr. Matthew Crispino

Mr. Stephen Krikorian

Mr. Ryan Rohn

Re:                             2U, Inc.

Confidential Draft Registration Statement on Form S-1

Submitted January 28, 2014

CIK No. 0001459417

Ladies and Gentlemen:

On behalf of our client, 2U, Inc. (“2U” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 14, 2014 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). In response to the comments set forth in the Comment Letter (the “Comments”), 2U has revised the Draft Registration Statement and filed a Registration Statement on Form S-1 (the “Registration Statement”) on today’s date with the Commission, along with this response letter. For the Staff’s reference, we have included both a clean copy of the Registration Statement and a copy marked to show all changes from the Draft Registration Statement confidentially submitted on January 28, 2014.

Set forth below are the Company’s responses to the Comments.  The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter.  Page references in the text of this response letter correspond to the page numbers of the Registration Statement.

Risk Factors

“Our employees located outside the United States…,” page 24

1.                                      We note your revised disclosure in response to prior comment 8 indicates that since your inception, students from over 50 countries have enrolled in your clients’ programs. It does not appear that this revised disclosure fully responds to the prior comment. For example, we note your disclosure of factors on page 16, specifically the inability of students to secure funding and general economic conditions. As such, it would appear beneficial to investors to disclose the number of international students currently enrolled in your programs. Please advise.

Response to Comment #1:

The Company advises the Staff that the risk described in this risk factor relates to the Company’s exposure to international data privacy regulations.  The Company may be subject to various data privacy regulations as a result of its program marketing and sales activities outside of the United States, which may include collecting the personally identifiable information of residents of foreign countries.  The Company collects this data not only from international students enrolled in its clients’ programs, but also from applicants to its clients’ programs who reside in foreign countries but who may not ultimately enroll in a program.  The Company has revised its disclosure on page 24 of the Registration Statement to clarify this risk.  The Company has also expanded the disclosure on page 24 to include the total number of international residents for whom it has collected data since inception, as well as the total number of jurisdictions in which they reside.

Use of Proceeds, page 41

2.                                      We note that you have revised this section in response to prior comment 11 to identify actions that you plan to fund with proceeds from the offering. However, you did not provide a quantitative discussion of your plans as requested in the comment. Please further revise this section to disclose the approximate amount of net proceeds that you intend to spend on the activities you identify, individually or in the aggregate, or advise why you cannot provide such information. Refer to Item 504 of Regulation S-K.

Response to Comment #2:

In response to the Staff’s comment, the Company has expanded the disclosure appearing on pages 10 and 41 of the Registration Statement.  As described in such disclosure, the Company intends to use all of the net proceeds from the offering for the launch and operation of existing and new client programs. However, the Company advises the Staff that it does not believe it can currently provide a quantitative discussion of the amount of proceeds from the offering to be allocated to each enumerated use in connection with the launch and operation of client programs.  As described in the revised disclosure, the specific use of proceeds will depend on market demand for the Company’s existing client programs as well as new programs it may have the opportunity to enable, the mix of future programs between those that are the first program in an academic discipline and those that are additional programs in such academic discipline, the number of courses required to be developed for future programs, and the number of future programs that require in-program field placements, among other factors. For example, if a future client program proves to have greater than average market demand, the Company may elect to use a portion of the net proceeds from the offering to increase its investment in program marketing and student acquisition activities for that program, rather than using the net proceeds from the offering to launch an additional client program. The Company expects that it will continually make these assessments and will reallocate the specific application of proceeds from the offering accordingly.

Key Business and Financial Performance Metrics, page 52

3.                                      We have reviewed your response to prior comment 13. It remains unclear to us why you have not provided unique students for each calendar year. For example, we note your revised disclosure indicates that if an individual student enrolled in four courses during a period, it would count as four course enrollments for the period. As such, it would appear that providing unique students per calendar year would balance your disclosures with your total course enrollments metric to a reader. Please advise. We further note your response to providing revenue earned from each student in that you believe that your revenue is more closely correlated with the number of total course enrollments. Please tell us your consideration of providing revenue per course enrollment.

Response to Comment #3:

The Company advises the Staff that it has not disclosed the number of unique students for each calendar year because its operating results and financial performance for a particular period are not based on the number of unique students enrolled in its clients’ programs in that period.  Rather, the Company’s revenue is derived from, and therefore directly correlated with, the number of course enrollments.  For example, the Company’s revenue is the same whether one individual enrolls in four courses in a client’s program or four individuals each enroll in one course in that same program.  The Company further advises the Staff that its service and support costs are more strongly correlated with the amount of platform usage than with the number of users on the platform and that platform usage depends more on the number of course enrollments than on the number of unique students.

To provide additional clarity around the role of course enrollments in determining the Company’s revenues, the Company has revised the disclosures on page 52 of the Registration Statement to use Full Course Equivalent Enrollments as a key business and financial performance metric in lieu of Total Course Enrollments. This revised metric calculates the number of full course equivalents for which the Company recognizes revenue in any period. For example, if a course had 25 enrolled students and 40% of the course was completed during a particular period, the Company counts the course as having 10 full course equivalent enrollments for that period. Further, in response to the Staff’s comment, the Company has expanded the disclosure on page 52 of the Registration Statement to provide the average revenue per full course equivalent enrollment for each of the periods presented, as well as an explanation of how this metric is calculated.

Platform Revenue Retention Rate, page 52

4.                                      We have reviewed your revised disclosures in response to prior comment 15. Your revised disclosures do not appear to clarify whether you are comparing revenue earned from the same group of programs or the same group of clients. Please advise or revise accordingly. In addition, your analysis of the retention rates should be more meaningful. For example, explain why the number of programs included in comparison increased from 2 for the nine months ended September 30, 2012 to 4 for the nine months ended September 30, 2013, but the platform revenue retention rate decreased from 181.4% to 145.4% over the same period. Further, it is unclear why your number of programs increased from 1 in 2011 to 2 in 2012, while the retention rate only increased from 127.1% to 157.0%. Please tell us why the platform revenue retention rate decreased from 206.5% to 181.4% for the nine months ended September 30, 2012 from the initial S-1 to this amendment.

Response to Comment #4:

In response to the Staff’s comment, the Company has revised the disclosure on pages 51 and 52 of the Registration Statement to clarify that this metric compares groups of programs and not groups of clients.

The Company respectfully advises the Staff that there is no correlation between the platform revenue retention rate and the number of programs included in the calculation of that rate.  The number of programs can increase while the retention rate declines, as was the case with the rate for the year ended December 31, 2013 as compared to the rate for the year ended December 31, 2012.  As described in the Company’s response to Comment 5 below, the Company has expanded the disclosure on pages 51 and 52 of the Registration Statement to explain how the number of programs to be included in the calculation is determined.  The Company further advises the Staff that the platform revenue retention rate for the nine months ended September 30, 2012 was incorrectly calculated in the previous S-1 confidential submission.

Results of Operations

Comparison of Years Ended December 31, 2011 and 2012

Revenue, page 58

5.                                      Your disclosure indicates that revenue increased primarily due to the four client programs launched prior to January 1, 2012 and that no new programs were launched in 2012. Please reconcile these client program numbers to your table on page 52. In this regard, we note the table on page 52 shows that there were one, two, and four programs in the years ended December 31, 2011, 2012, and the nine months ended September 30, 2013, respectively. Further, we note your disclosure on page 14 that you are currently engaged to enable 11 graduate programs and five of these programs were launched in 2013. Thereby, it would appear six of these programs were launched prior to 2013. Please also reconcile this amount in your response.

Response to Comment #5:

The Company respectfully advises the Staff that the table on page 52 shows the number of programs that were operating both for the full reported year and for the full year prior to the reported year. The Company believes that its platform revenue retention rate calculation is equivalent to the customary “same store sales” presentation used in the retail industry.  For example, to be included in the analysis of the platform revenue retention rate for the year ended December 31, 2013, the program must have been operational for all of 2012 and all of 2013. Accordingly, the calculation for the year ended December 31, 2013 includes only those programs launched before January 1, 2012.  As described in the chart on page 90 of the Registration Statement, only four programs had launched as of January 1, 2012.  The Company has added disclosure on page 52 of the Registration Statement as a footnote to the table to clarify how this metric is calculated.

By contrast, in the presentation in the year-over-year discussion in the Management’s Discussion and Analysis, the Company includes any program operating and generating revenue during the year, regardless of when the program was launched.  The Company, however, has separately disclosed the portion of the revenue increase attributable to programs already launched when the period began.  The Company believes that this presentation provides the most meaningful information for investors in assessing period-over-period financial performance.

Critical Accounting Policies and Significant Judgments and Estimates

Revenue Recognition and Deferred Revenue, page 62

6.                                      We have reviewed your response to prior comment 19. Please expand your disclosure to include the information provided in your response as it relates to the drop/add period.

Response to Comment #6:

In response to the Staff’s comment, the Company has expanded its disclosure on pages 62 and F-8 and F-9 of the Registration Statement.

Liquidity and Capital Resources

Sources of Liquidity, page 73

7.                                      Revise this section to disclose the specific requirements of the financial covenants applicable to your current Comerica Bank credit line.

Response to Comment #7:

In response to the Staff’s comment, the Company has expanded its disclosure on pages 74-75 of the Registration Statement.

Certain Relationships and Related Party Transactions, page 113

8.                                      We note your response to prior comment 29. Since your executive officer’s equity interest in the company that provides you marketing and event planning services exceeds 10%, it appears that the officer has a material interest in the transaction. In addition, since the amounts paid by you to the third party for the services it provided you exceeded $120,000, it appears that the transaction should be disclosed in this section pursuant to Item 404(a) of Regulation S-K. Accordingly, please revise this section to disclose the transaction. Alternatively, provide a more detailed explanation as to why you believe your executive officer does not have a direct or indirect material interest in the transaction. Refer to Instruction 6 to Item 404(a) for further guidance.

Response to Comment #8:

In response to the Staff’s comment, the Company has added the requested disclosure on page 119 of the Registration Statement.

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Capitalized Content Development Costs, page F-13

9.                                      We note your revised disclosures and response to prior comment 31. Please describe in greater detail the difference between the content development costs that you provide and the intellectual property or course content that your client provides for delivery. Describe the nature of the content you develop and provide examples of the cost you incur. Further, explain how you determine the unit of accounting and how that unit earns direct revenue.

Response to Comment #9:

In response to the Staff’s comment, the Company has revised the disclosure on pages 64 and F-12 and F-13 of the Registration Statement.

10.                               We note your added disclosure on page F-32 indicates that you performed an impairment assessment of your capitalized assets and recorded an impairment charge of $763 on December 31, 2013. Please tell us the nature of the events and factors that caused this impairment in the asset group. In addition, please tell us if the estimated carrying value of any other asset group was close to exceeding its net realizable value.

Response to Comment #10:

The Company advises the Staff that, upon the launch of one new client program in 2013, the Company did not initially achieve the expected volume of student enrollments in the program as had been originally projected.  As a result, the Company modified its marketing strategies to attract prospective students for this program.  However, in December 2013, the Company concluded that the modifications to its program marketing efforts were not having the desired effect on enrollments for this program and, as a result, the Company recorded the impairment charge of previously capitalized assets.  The Company notes for the Staff that, because the financial statements presented have been updated through December 31, 2013, the impairment charge is no longer a subsequent event and the relevant disclosure has been added to the end of the “Impairment of Long-Lived Assets” subsection of footnote 2 to the Company’s financial statement footnotes on pages F-13 and F-14 of the Registration Statement.

The Company further advises the Staff that it has not detected any triggering events within the scope of ASC 360-10-35-21 indicating that the carrying value of any other asset group exceeded its net realizable value as of December 31, 2013.

*   *   *   *

As requested by the Staff, the Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *

Please fax any additional comment letters concerning the revised draft of the Registration Statement to (703) 456-8100 and direct any questions or comments concerning this response letter to either the undersigned at (703) 456-8058 or Brian F. Leaf, of this office, at (703) 456-8053.

Very truly yours,

/s/ Brent B. Siler

Brent B. Siler

cc:                                Christopher J. Paucek, 2U, Inc.

Catherine Graham, 2U, Inc.

Todd Glassman, 2U, Inc.

William J. Schnoor, Goodwin Procter LLP